Exhibit 12.2
ASSURANT, INC.
Computation of Other Ratios as of December 31, 2016
(in thousands)

The following computations support the measures described in “Item 7 – MD&A – Liquidity and Capital Resources” of this report, which relate to certain restrictive covenants in our 2014 Credit Facility.

Debt to Total Capitalization Ratio: is defined as Consolidated Total Debt, divided by Consolidated Capitalization. Consolidated Capitalization is the sum of Consolidated Total Debt and Consolidated Adjusted Net Worth. Consolidated Debt is the sum of the GAAP balance sheet amount of certain liabilities including obligations of the Company for borrowed money as well as certain contingent liabilities such as the face amount of Letters of Credit issued for the account of the Company. Consolidated Adjusted Net Worth is defined as Stockholders' Equity excluding Accumulated Other Comprehensive Income plus certain obligations from Hybrid Securities (including Mandatorily Redeemable Preferred Stock) up to an amount not to exceed 15% of Consolidated Capitalization. Obligations from Hybrid Securities that exceed 15% of total Consolidated Capitalization are included in Consolidated Total Debt.

i)	Maximum Debt to Total Capitalization Ratio is 35%

Consolidated Total Debt
Debt (1)	$1,067,020
Letters of Credit Outstanding (2)	14,026
Consolidated Total Debt (3)	$1,081,046
Consolidated Adjusted Net Worth
Total Stockholders’ Equity (4)	$4,156,484
Consolidated Adjusted Net Worth (5)	$4,156,484
Consolidated Capitalization
Consolidated Total Debt	$1,081,046
Consolidated Adjusted Net Worth	4,156,484
Consolidated Capitalization	$5,237,530
Debt to Total Capitalization Ratio = Cons. Total Debt / Cons. Capitalization (6)	20.6%	<	35.0%
(1)Includes fixed obligations for deferred purchase price of acquisitions, if any.
(2)Excludes Letters of Credit for Insurance Regulatory Purposes.
(3)This is a non-GAAP measure. The most comparable GAAP measure would be debt as calculated under GAAP, which was $1,067,020.
(4)Excludes AOCI. This is a non-GAAP measure. The most comparable GAAP measure would be stockholders’ equity, including AOCI, which was
$4,098,100.
(5)For purposes of determining Consolidated Adjusted Net Worth, any reduction in stockholders’ equity as of December 31, 2011 resulting from the retrospective adoption by the Company of ASU No. 2010-26 shall be disregarded.
(6)This is a non-GAAP measure. The most comparable GAAP measure would be the ratio of debt to total capital, calculated as debt divided by the sum of debt and stockholders’ equity (each as set forth in those footnotes above), which was 20.7%.

ii)
Minimum Consolidated Adjusted Net Worth: is defined as $3,317,000 (The Minimum Consolidated Net Worth at the inception of the Credit Agreement) plus 25% of Consolidated Net Income* for each Fiscal Quarter (beginning with the Fiscal Quarter ending after June 30, 2014) for which Consolidated Net Income is a positive amount plus 25% of any net proceeds received by the Company from any capital contribution to, or issuance of any Capital Stock or Hybrid Securities received after June 30, 2014.

Consolidated Adjusted Net Worth	$4,156,484
Minimum Consolidated Adjusted Net Worth
Minimum Consolidated Adjusted Net Worth at inception of Credit Agreement			$3,317,000
25% of Consolidated Net Income for each Fiscal Quarter (beginning with the Fiscal Quarter ending after June 30, 2014) for which Consolidated Net Income is a positive amount			225,995
Cumulative net proceeds from Company Employee Stock Purchase Plan			4,645
Total Minimum Consolidated Adjusted Net Worth (compared to Actual)	$4,156,484	>	$3,547,640
*Consolidated Net Income means net income, less income earned by subsidiaries before they were merged in or consolidated, less after-tax gains/
losses attributable to returned surplus assets of any Pension Plan, and excluding net extraordinary gains/losses. The addition for each fiscal quarter is floored at zero. This is a non-GAAP measure. The most comparable GAAP measure is consolidated GAAP net income as calculated in “Item 7 –
MD&A – Results of Operations – Assurant Consolidated” of this report.

Other Ratios: Certain tables contained in this report, particularly in the “Item 1 – Business” and “Item 7 – MD&A” sections of this report, present the combined ratios or pre-tax income margin of our business segments for the periods covered by this report. The applicable footnotes to these tables, which describe how these ratios are computed, are incorporated by reference into this exhibit.